Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	(In thousands, except ratio computation)
Pretax gain from continuing operations before adjustment for noncontrolling interest	$1,119	$4,079	$3,897	$8,949

Add back:
Fixed charges	8,557	7,830	16,993	14,640
Distributed income of equity investees	570	762	1,353	3,485
Equity in loss of equity investees	—	—	791	5,414

Deduct:
Equity in earnings of equity investees	(816)	(260)	—	—
Capitalized interest	(503)	(132)	(884)	(457)
Earnings as Defined	$8,927	$12,279	$22,150	$32,031

Fixed Charges
Interest expense including amortization of deferred financing fees	$8,002	$7,642	$16,004	$14,056
Capitalized interest	503	132	884	457
Interest portion of rent expense	52	56	105	127
Fixed Charges	8,557	7,830	16,993	14,640
Preferred share dividends	1,813	1,813	3,625	3,625
Combined Fixed Charges and Preferred Dividends	$10,370	$9,643	$20,618	$18,265

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	(a)	1.27	1.07	1.75

(a)	For the three months ended June 30, 2014, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $1.4 million to achieve a coverage of 1:1 for the period.